[LETTERHEAD OF THACHER PROFFITT & WOOD LLP]


                                                                March 22, 2006



Daniel H. Morris
Attorney-Advisor
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


RE:      AMERICAN HOME MORTGAGE SECURITIES LLC
         REGISTRATION STATEMENT ON FORM S-3
         FILED FEBRUARY 7, 2006
         FILE NO. 333-131636


Dear Mr. Morris:

         We have received and reviewed your comment letter dated March 6, 2006 to our submission of February 7, 2006. This cover letter and the enclosed revised filing is intended to respond to the points raised in your letter in addition to providing you with the supplemental information requested by several comments. In some of our responses we proffer an explanation for our belief that a revision is not necessary and we would appreciate your additional consideration of these points in particular.

         We have enclosed both clean and marked copies to show changes of the reviewed filing.

         We appreciate the Commission's continued review of our intended disclosure and look forward to working with you on such questions as may be presented in the course of developing a Regulation AB compliant filing for American Home Mortgage Securities LLC.

REGISTRATION STATEMENT ON FORM S-3
----------------------------------

GENERAL

         COMMENT

1. We note from your "Derivatives" disclosure in the base prospectus that in addition to the derivatives you have specifically identified, "agreements relating to other types of derivative products ... may be entered into ... ." Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to eliminate the language noted above.

         RESPONSE

         We understand that phrases as described in this comment cannot be used to add asset types, structural features, credit enhancement types or similar items in the prospectus supplement that were not contemplated and described in the base prospectus. However, we understand that phrases of this type can be used in the base prospectus, to a limited degree, to permit supplemental or modified terms in the prospectus supplement so long as information in the prospectus supplement complements the information in the base prospectus and does not differ from it. We have reviewed our use of phrases of this type in the base prospectus, and have made revisions accordingly.

         COMMENT

2. In that regard, please delete the phrase "unless otherwise specified in the prospectus supplement" and other similar phrases.

         RESPONSE

         Please see our response to comment 1.

         COMMENT

3. We note from the "Mortgage Pools" section of your base prospectus that a trust fund may include mortgage securities in the pool of assets. Please revise your prospectus supplement to include bracketed language regarding the disclosure you will provide with respect to these securities if you choose to include them in the asset pool of an issuing entity.

         RESPONSE

         We have revised the base prospectus to remove all references to mortgage securities in the pool of assets.

         COMMENT

4. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction. I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

         RESPONSE

         We confirm that the registrant has advised us that for each issuing entity previously established directly or indirectly by the registrant (as depositors) or any of its affiliates, all reports (including on Forms 10-K, 8-K and 10-D, as applicable) and other materials that are required to be filed pursuant to an Exchange Act requirement, as to any class of asset-backed securities backed by residential mortgage loans, that were required to be filed during the period January 1, 2005 through February 7, 2006 have been timely filed. In making this confirmation, we take into account the definitions and conditions set forth in General Instruction I.A.4. of Form S-3. The following is a list of CIK numbers for issuing entities established by the depositors or their affiliates during this period:

         0001277605
         0001321728
         0001331055
         0001339369
         0001341071

         COMMENT

5. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

         RESPONSE

         All material terms of the finalized agreements that are required to be filed as an exhibit to the registration statement under cover of Form 8-K will either be in the final Rule 424 prospectus or filed prior to or simultaneously with the 424 prospectus. We will file all agreements that are required to be filed with the Securities and Exchange Commission as promptly as possible after a transaction closes and will be in compliance with Exchange Act reporting requirements.

         COMMENT

6. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

         RESPONSE

         The legality and tax opinion that is now being filed as an exhibit to the registration statement speaks prospectively to the securities to be issued in each takedown, and does not contain any conditions or qualifications that would not appear in, and be acceptable for, opinions delivered to transaction participants at the time of each takedown. Accordingly, we believe that the opinion that is filed as an exhibit fulfills the requirements for the final legality and tax opinions, as described in footnote 133 to the Regulation AB adopting release. This approach is consistent with our firm's past practice, and has been accepted by the Staff in prior Form S-3 ABS registration statement full reviews.

         COMMENT

7. In your next amendment, please ensure that the base prospectus and prospectus supplements are properly paginated.

         RESPONSE

         We have made this change.

PROSPECTUS SUPPLEMENT #1

COVER

         COMMENT

8. We note that American Home Mortgage Investment Trust _____ is the "issuing entity," rather than the "issuer." Please revise accordingly.

         RESPONSE

         We have made this change.

         COMMENT

9. Please revise the cover page to provide the description of credit enhancement under the "Credit Enhancement" heading.

         RESPONSE

         We have made this change.

MASTER SERVICER, PAGE S-4

         COMMENT

10. We note your disclosure on page S-58 of the prospectus supplement. However, please add a placeholder confirming that you will identify in the summary all affiliated and unaffiliated servicers if they represent 10% or more of the pool assets. Refer to Item 1108(a)(2)(i)-(iv) of Regulation AB.

         RESPONSE

         We have made this change.

OFFERED CERTIFICATES, PAGE S-5

         COMMENT

11. Please confirm that you will identify in the summary all offered and non-offered securities under this prospectus.

         RESPONSE

         We confirm that non-offered certificates will be identified in the summary. We have revised page S-5 to include the non-offered classes.

CREDIT ENHANCEMENT, PAGE S-9

         COMMENT

12. Please include a bracketed placeholder for other possible credit enhancement and derivative disclosure. We note the credit enhancement and derivatives you contemplate using as described in the base prospectus. Additionally, please include bracketed placeholders to confirm that you will identify any third parties providing credit support for 10% or more of the pool assets.

         RESPONSE

         We have made this change.

         COMMENT

13. As a follow-up to the comment above, we note that your summary of credit enhancement includes only a cross-reference to a discussion elsewhere in the prospectus supplement. Please include a brief description of subordination in the summary.

         RESPONSE

         We have made this change.

         COMMENT

14. Please provide a bracketed placeholder, where appropriate, confirming that you will provide all financial disclosure required by Item 1114(b) for credit enhancers meeting the applicable thresholds. Additionally, please provide similar bracketed language regarding the disclosure you will provide with respect to derivative arrangements with third parties. Refer to Item 1115 of Regulation AB.

         RESPONSE

         We have made this change.

         COMMENT

15. Please provide a brief summary of how losses not covered by credit enhancement will be allocated to the securities. See Item 1103(a)(3)(ix) of Regulation AB.

         RESPONSE

         We have made this change.

OPTIONAL TERMINATION, PAGE S-9

         COMMENT

16. While we note your optional termination discussion and the Principal Distributions disclosure in the summary of the second prospectus supplement, please include a bracketed placeholder confirming that you will provide a summary of other events, if any, that can trigger liquidation or amortization of the asset pool or otherwise would alter the transaction structure or flow of funds. Refer to Item 1103(a)(3)(viii) of Regulation AB.

         RESPONSE

         We have made this change.

TRANSACTION STRUCTURE, PAGE S-11

         COMMENT

17. Please provide us with a sample of the graphic illustration(s) of the flow of funds and payment priorities and allocations, including any support features, that you intend to provide in order to assist investors in understanding the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.

         RESPONSE

         We have added several diagrams to each prospectus to indicate the type of diagram that may be used to depict the flow of funds and payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued securities. We anticipate that these diagrams would change based on the actual structure of a deal.

THE MORTGAGE POOL, PAGE S-22

         COMMENT

18. Please revise this section to provide additional disclosure regarding the pool characteristics in tabular or graphical format, similar to what you have provided in the second prospectus supplement. Refer to
         Item 1111(b) of Regulation AB.

         RESPONSE

         We have made this change.

PROSPECTUS SUPPLEMENT #2

         COMMENT

19. We note that the body of the second prospectus supplement indicates that both subordination and overcollateralization will be used as credit enhancement. Please revise the cover page and summary to reflect this information and ensure that the summary includes a brief description of both forms of credit enhancement.

         RESPONSE

         We have made this change.

THE SPONSOR

         COMMENT

20. Please expand this disclosure to provide all of the information required by Item 1104 of Regulation AB.

         RESPONSE

         We have made this change.

BASE PROSPECTUS

COVER PAGE

         COMMENT

21. We note that the cover page indicates that certain specific types of credit enhancement may be provided "or other types of credit enhancement" may be used. Please revise the cover page, Introduction and elsewhere as appropriate, to clarify that the credit enhancement will be limited to the forms set forth in the base prospectus.

         RESPONSE

         We have made this change.

THE MORTGAGE POOLS, PAGE 5

         COMMENT

22. As your base prospectus indicates that you may include delinquent assets in an asset pool, please provide bracketed information in your prospectus supplement showing the form of disclosure you would provide if applicable. See Items 1111(c) and 1100(b)(l) of Regulation AB. You may also refer to Section 1.01 of Regulation AB Telephone Interpretations available on our website.

         RESPONSE

         We have made this change.

DISTRIBUTIONS OF INTEREST AND PRINCIPAL ON THE SECURITIES, PAGE 43

         COMMENT

23. We note that the related prospectus supplement will specify the security interest rate, or, in the case of a variable or adjustable security interest rate, the method for determining the security interest rate, for each class. Please revise the base prospectus to specify all indices that may be used to determine interest payments on the offered securities. Refer to Item 1113(a)(3) of Regulation AB. Alternatively, confirm that all possible indices of interest will represent traditional indices for interest on debt and will not be indices of securities or commodities.

         RESPONSE

         We note that for REMIC purposes a qualifying index (for an eligible mortgage loan under REMIC) is one that "can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the debt instrument is denominated for the issuer of the debt instrument or for issuers in general." This definition is broad enough to incorporate the majority of interest rate indices such as LIBOR, a prime rate, or an average of yields on Treasuries.

         We also note that the definition of fixed-income securities for purposes of Rule 3a-7 includes a concept that interest may be payable based on a fixed rate, or based on "a standard or formula which does not reference any change in the market value or fair value of eligible assets."

         We do not believe that Regulation AB contains an express limitation on the types of indices that may apply to pool assets that have adjustable interest rates. Nevertheless, it is our intention that indices that apply to pool assets with adjustable rates will be indices that are of a type that are customarily used in the debt and fixed income markets to measure the cost of borrowed funds, and that these indices will not be tied to the value of an equity or commodity or otherwise create exposure to ABS investors to an asset that is not transferred to or otherwise a part of the asset pool.

         Consistent with the foregoing, we do not believe that Regulation AB requires a listing in the base prospectus of all possible indices that may apply to pool assets with adjustable rates. However, we have added language to the base prospectus stating that all indices that apply to pool assets with adjustable rates will be indices "that are of a type that are customarily used in the debt and fixed income markets to measure the cost of borrowed funds."

PRE-FUNDING ACCOUNT, PAGE 44

         COMMENT

24. Your disclosure contemplates the use of prefunding accounts to purchase additional mortgage loans. Please revise the summary section of your prospectus supplement to include a bracketed placeholder confirming that you will provide the disclosure required by Item 1l03(a)(5) of Regulation AB.

         RESPONSE

         We have made this change.

DESCRIPTION OF CREDIT ENHANCEMENT, PAGE 49

         COMMENT

25. We note that the disclosure at the bottom of the second paragraph of this section indicates that credit support for the offered securities of one series may cover the offered securities of one or more other series. Please revise to better explain the meaning of this sentence or confirm to us that you do not intend to use any assets, cash flows from assets or credit enhancement included in one trust fund to act as credit enhancement for a separate trust.

         RESPONSE

         Please see the revised language on page 49 of the base prospectus. The disclosure regarding credit support was meant to apply to one more loan groups which are part of the pool assets and not different trusts. We do not intend to use any assets, cash flows from assets or credit enhancement included in one trust fund to act as credit enhancement for a separate trust.

REDUCTION OR SUBSTITUTION OF CREDIT ENHANCEMENT, PAGE 55

         COMMENT

26. We note that "in most cases," credit support will be subject to reduction on a non-discretionary basis in accordance with a schedule or formula described in the prospectus supplement. Please confirm that all reductions or substitutions of credit enhancement are non-discretionary in nature or explain the other types of reductions and substitutions you intend to use and why they would fit within the definition of an asset-backed security.

         RESPONSE

         We confirm that all reductions or substitutions of credit enhancement are non-discretionary in nature. We have removed the phrase "in most cases".

OTHER FINANCIAL OBLIGATIONS RELATED TO THE SECURITIES, PAGE 55

         COMMENT

27. We note that you contemplate the mandatory auctions of your securities. Please confirm that such auctions will not be controlled by affiliates of the registrant. Also, include language setting forth generally how such auctions might work.

         RESPONSE

         We confirm that the auction administrator would be totally independent of the affiliates of the registrant. We have added language setting forth generally how mandatory auctions will work in Version 1 of the prospectus supplement.

         COMMENT

28. Further, your disclosure regarding market swaps discusses ways in which a market value swap "might" operate. Please revise to clarify, if true, that the market value swaps contemplated by this offering are limited to use in auctions. If they are not, please specifically discuss the different types of market value swaps that may occur and why you believe they are consistent with the requirements of Regulation AB.

         RESPONSE

         We confirm that the market value swaps contemplated by this offering are limited to use in auctions. We have revised this section.

         COMMENT

29. Please delete the reference to credit default swaps from the prospectus. Alternatively, please explain how these derivative instruments would meet the definition of an asset backed security or revise as appropriate. Refer to Section III.A.2.a of SEC Release No. 33-8518 and Item 1115 of Regulation AB.

         RESPONSE

         The counterparty's obligation under any credit default swap will result from losses or defined credit events relating only to some or all of the assets in the related asset pool. A credit default swap will only be used if all of the referenced assets are in the related asset pool. As a result, no credit default swap will cause the performance of the asset-backed securities to be synthetically linked to assets outside of the pool. Please note that footnote 68 of the Regulation AB Adopting Release states "[a]s another example of a swap or other derivative permissible in an ABS transaction, a credit derivative such as a credit default swap could be used to provide viable credit enhancement for asset-backed securities. For example, a credit default swap may be used to reference assets actually in the asset pool, which would be analogous to buying protection against losses on those pool assets." In addition, Item 1114 of Regulation AB clearly contemplates that permitted credit enhancements may include derivatives whose primary purpose is to provide credit enhancement. The sponsor's use of credit default swaps will be strictly within the foregoing provisions.

PURCHASE OBLIGATIONS, PAGE 57

         COMMENT

30. Please expand your disclosure to separately address each of the "purchase obligations" to which you refer and to provide a general explanation of the mechanics for each type of purchase obligation you list in this paragraph.

         RESPONSE

         We have made this change.

         COMMENT

31. We note that purchase obligations may include put options and demand features. Please note that we have referred this section to the Division of Investment Management for possible comment.

         RESPONSE

         We look forward to responding to any specific comments the Division of Investment Management might have on this section.

THE DEPOSITOR, PAGE 61

         COMMENT

32. Please confirm that the depositor will be American Home Mortgage Securities LLC and not as "otherwise indicated in the related prospectus supplement."

         RESPONSE

         We have made this change.

POOLING AND SERVICING AGREEMENT

SECTION 3.20: ASSESSMENT OF COMPLIANCE AND ATTESTATION REPORTS

         COMMENT

33. Ensure that your next amendment includes a pooling and servicing agreement with all exhibits, including Exhibit CC, attached.

         RESPONSE

         We have included a revised pooling and servicing agreement that incorporates all exhibits, including Exhibit CC.

         Please contact Edward Southgate at (212) 912-7559 or the undersigned at
(212) 912-7472 with any further questions.


                                              Sincerely,


                                              Richard D. Simonds, Jr.